Exhibit 99.1

To the shareholders of VectivBio Holding AG

Invitation to the

2023 Annual General Meeting

Date and Time: Thursday, June 1, 2023, at 3:00 p.m. CEST / 9:00 a.m. EDT (doors open at 2:30 p.m. CEST / 8:30 a.m. EDT)

Location: Memox (meeting room “Small Space”), Elisabethenstrasse 15, 4051 Basel, Switzerland

Dear Shareholders,

We are pleased to invite you to the 2023 Annual General Meeting of VectivBio Holding AG (the Company), which will be held on Thursday, June 1, 2023, at Memox (meeting room “Small Space”), Elisabethenstrasse 15, 4051 Basel, Switzerland, and start at 3:00 p.m. CEST / 9:00 a.m. EDT (the 2023 Annual General Meeting).

The 2023 Annual General Meeting will be conducted in English. A record of the resolutions taken by the 2023 Annual General Meeting will be available after the 2023 Annual General Meeting on the Company’s website at ir.vectivbio.com/events-and-presentations.

2022 was a very good year for VectivBio as we made significant progress against our R&D and corporate objectives, despite the challenging biotech environment. With respect to R&D activities, we advanced our pivotal program for apraglutide in patients with short bowel syndrome with intestinal failure (SBS-IF). This includes the Phase 3 STARS study, where we completed enrollment of the colon-in-continuity (CIC) cohort. We also made significant progress with the Phase 2 STARS Nutrition study, the first-ever dedicated clinical study in the subset of SBS-IF patients with CIC where we reported positive interim data. We’ve also advanced our STARGAZE proof-of-concept study in acute Graft-versus-Disease (aGvHD).

Regarding our key corporate activities, last year we strengthened our financial position through a combination of two equity raises, the establishment of a loan facility and an important Japan licensing deal with Asahi Kasei Pharma. In total we gained access to up to $284 million in new funds and extended our cash runway to more than 12 months after our anticipated Phase 3 results. Looking ahead, we see tremendous momentum in 2023, with important upcoming data readouts expected throughout the year, and we continue to execute our comprehensive launch readiness plan, with the aim of realizing the full market potential of apraglutide in SBS-IF.

VectivBio is a team of industry veterans with a successful track record in rare diseases, deep scientific expertise and a relentless focus on the patient. Our purpose is to identify and develop therapeutics that are both transformational and tailored to patients’ needs, and we appreciate your ongoing support towards this pursuit.

Yours sincerely,

Thomas Woiwode	Luca Santarelli
Chairman of the Board of Directors	Chief Executive Officer and member of the
Board of Directors

Agenda and Proposals of the Board of Directors

1.	2022 Statutory Financial Statements and Consolidated Financial Statements; 2022 Compensation Report

1.1	Approval of the 2022 Statutory Financial Statements and Consolidated Financial Statements

The Board of Directors proposes that the Statutory Financial Statements and the Consolidated Financial Statements for the financial year 2022 be approved.

Explanation by the Board of Directors

In accordance with article 698 para. 2 items 3 and 4 of the Swiss Code of Obligations (the CO) and our Articles of Association, the general meeting of shareholders (the General Meeting) is competent for approving the statutory financial statements and the consolidated financial statements. In its reports to the General Meeting, Ernst & Young, as auditors, recommends without qualification that the statutory financial statements and the consolidated financial statements of the Company be approved.

1.2	Advisory Vote on the 2022 Compensation Report

The Board of Directors proposes that the 2022 Compensation Report be endorsed in a non-binding advisory vote.

Explanation by the Board of Directors

In line with best practice, the Board of Directors submits the 2022 Compensation Report to an advisory vote of the General Meeting.

The Compensation Report as filed with the U.S. Securities Exchange Commission as Exhibit 99.2 to the Company’s Form 6-K on April 19, 2023 can be downloaded from the Company’s website: ir.vectivbio.com/financial-information/sec-filings.

It explains the governance framework and the principles underlying the compensation system at the Company. In addition, the Compensation Report sets out the remuneration of the Board of Directors and the Executive Committee paid or granted in respect of 2022 as required under the Swiss Ordinance against Excessive Compensation of Listed Companies.

2.	Appropriation of 2022 Financial Results

The Board of Directors proposes that the loss of the Company be carried forward as follows:

Loss carried forward from the financial year 2021	CHF	-28,435,076
Loss for the financial year 2022	CHF	-36,211,404

Loss to be carried forward	CHF	-64,646,480

Explanation by the Board of Directors

In accordance with article 698 para. 2 item 4 CO and our Articles of Association, the General Meeting is competent for passing resolutions on the appropriation of the financial result.

3.	Discharge of the Board of Directors and of the Executive Committee

The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be discharged from liability for their activities during the financial year 2022.

Explanation by the Board of Directors

In accordance with article 698 para. 2 item 7 CO and our Articles of Association, the General Meeting is competent for granting discharge to the members of the Board of Directors and the persons entrusted with management.

4.	Re-election of the Chairman and the Other Members of the Board of Directors

The term of office of the Chairman and all members of the Board of Directors expires upon completion of the 2023 Annual General Meeting. The Board of Directors proposes that all current members of the Board of Directors, including the Chairman, be re-elected for a term of office until completion of the 2024 Annual General Meeting.

Explanation by the Board of Directors

Pursuant to article 698 para. 2 item 2 and para. 3 item 1 CO and our Articles of Association, the General Meeting is competent for the re-election of the members of the Board of Directors and its Chairman. The elections will be held on an individual basis.

Information on the professional background of the Chairman and the other members of the Board of Directors can be found in the 2022 Annual Report and at vectivbio.com/about-us/#board-of-directors.

4.1	Re-election of Thomas Woiwode (as Chairman and member of the Board of Directors)

4.2	Re-election of Sandip Kapadia

4.3	Re-election of Paul Rutherford Carter

4.4	Re-election of Luca Santarelli

4.5	Re-election of Hans Schikan

4.6	Re-election of Murray Willis Stewart

4.7	Re-election of Wouter Joustra

5.	Re-election of the Members of the Compensation Committee

The term of office of the members of the Compensation Committee expires upon completion of the 2023 Annual General Meeting. The Board of Directors proposes that all current members of the Compensation Committee be re-elected for a term of office until completion of the 2024 Annual General Meeting, subject to their re-election as members of the Board of Directors under agenda item 4.

Explanation by the Board of Directors

Pursuant to article 698 para. 3 item 2 CO and our Articles of Association, the General Meeting is competent for the re-election of the members of the Compensation Committee. The elections will be held on an individual basis. The Board of Directors intends to re-appoint Paul Rutherford Carter, if re-elected, as Chairman of the Compensation Committee.

5.1	Re-election of Paul Rutherford Carter

5.2	Re-election of Murray Willis Stewart

5.3	Re-election of Thomas Woiwode

6.	Re-election of the Statutory Auditors

The Board of Directors proposes that Ernst & Young AG, in Basel, Switzerland, be re-elected as the Company’s statutory auditors for the financial year 2023.

Explanation by the Board of Directors

Pursuant to article 698 para. 2 item 2 CO and our Articles of Association, the General Meeting is competent for the re-election of the auditors. Ernst & Young confirmed its independence required for this mandate.

7.	Re-election of the Independent Proxy

The Board of Directors proposes that Buis Bürgi AG, Zurich, Switzerland, be re-elected as independent proxy for a term of office until completion of the 2024 Annual General Meeting.

Explanation by the Board of Directors

Pursuant to article 698 para. 3 item 3 CO and our Articles of Association, the General Meeting is competent for the re-election of the independent proxy. Buis Bürgi AG confirmed its independence required for this mandate.

8.	Compensation of the Board of Directors and the Executive Committee

8.1	Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors

The Board of Directors proposes that a maximum aggregate amount of compensation of the Board of Directors for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting of CHF 2,200,000 be approved.

Explanation by the Board of Directors

Pursuant to article 698 para. 3 item 4 CO and our Articles of Association, the General Meeting is competent for the approval of the maximum aggregate amount of compensation of the Board of Directors for the upcoming term of office.

The compensation of the members of the Board of Directors and its committees is comprised of cash board and committee fees and annual equity grants under the Company’s 2021 Equity Incentive Plan. Additional information on the compensation system for the Board of Directors can be found in the 2022 Compensation Report.

The proposed maximum aggregate amount comprises the cash board and committee fees and the fair value at grant of the annual equity grants in respect of the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting for the members of the Board of Directors proposed for re-election under agenda item 4 other than Luca Santarelli, who does not receive any compensation in relation to his position as a member of the Board of Directors. Due to changes in the composition of the Board of Directors since the 2022 Annual General Meeting, the proposed maximum aggregate amount has been increased in line with the compensation recommendations by the Company’s compensation advisor to attract, retain and motivate qualified directors in a highly competitive environment and also takes into account potential compensation increases due to general inflation. The proposed maximum aggregate amount excludes any legally required employer contributions to social security systems. Some compensation elements are expected to be paid in USD. The USD : CHF exchange rate used for calculating the maximum aggregate amount is 1 : 0.91. The proposed maximum aggregate amount excludes any currency exchange rate fluctuation until final payment of all compensation elements.

The actual payout, including the distribution among these non-binding components, for the upcoming term of office will be disclosed in the 2023 and 2024 Compensation Reports, respectively.

8.2	Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee

The Board of Directors proposes that a maximum aggregate amount of compensation of the Executive Committee for the financial year 2024 of CHF 18,500,000 be approved.

Explanation by the Board of Directors

Pursuant to article 698 para. 3 item 4 CO and our Articles of Association, the General Meeting is competent for the approval of the maximum aggregate amount of compensation of the Executive Committee for the following financial year.

The compensation of the members of the Executive Committee is comprised of an annual base salary, an annual cash bonus and an annual equity grant under the Company’s 2021 Equity Incentive Plan as well as benefits and pension contributions. Additional information on the compensation system for the Executive Committee can be found in the 2022 Compensation Report.

The proposed maximum aggregate amount comprises the annual base salaries, the annual cash bonuses (assuming the maximum possible payout, i.e. 200% of target, if all performance targets are exceeded) and the fair value at grant of the annual equity grants as well as the benefits and pension contributions to be paid (or expected to be paid) by the Company in respect of the financial year 2024. The proposed maximum aggregate amount is calculated based on eight members of the Executive Committee. The increase in the proposed maximum aggregate amount compared with the amount for the financial year 2023 reflects the expected expansion of the Executive Committee from seven to eight members in 2024 and also takes into account potential compensation increases due to general inflation. Further, the Board is of the view that the proposed maximum aggregate amount is necessary to attract, retain and motivate qualified executive officers in a highly competitive environment The proposed maximum aggregate amount excludes any legally required employer contributions to social security systems. Some compensation elements are expected to be paid in USD. The USD : CHF exchange rate used for calculating the maximum aggregate amount is 1 : 0.91. The proposed maximum aggregate amount excludes any currency exchange rate fluctuation until final payment of all compensation elements.

The actual payout, including the distribution among these non-binding components, for the financial year 2024 will be disclosed in the 2024 Compensation Report.

9.	Introduction of a Capital Range

The Board of Directors proposes to cancel the existing authorized share capital pursuant to article 3a of the Articles of Association and to replace it with a capital range ranging from CHF 3,369,589.50 (lower limit) to CHF 5,054,384.25 (upper limit) as follows (for ease of comparison, the redline below shows the changes of the new capital range compared with the current authorized share capital):

~~Genehmigtes Aktienkapital~~ Kapitalband	[1] Die Gesellschaft verfügt über ein Kapitalband zwischen CHF 3’369’589.50 (untere Grenze) und CHF 5’054’384.25 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands ermächtigt, jederzeit,	~~Authorized Share~~ Capital Range	[1] The Company has a capital range ranging from CHF 3,369,589.50 (lower limit) to CHF 5,054,384.25 (upper limit). The Board of Directors shall be authorized within the capital range to increase the share

einschliesslich im Zusammenhang mit einer beabsichtigten Übernahme, bis zum ~~30~~1. Juni 202~~4~~8 das Aktienkapital zu erhöhen. Die Kapitalerhöhung kann im Maximalbetrag von CHF ~~157’218.00~~1’684’794.75 durch Ausgabe von höchstens ~~3’144’360~~33’695’895 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.05 erfolgen~~zu erhöhen~~. Erhöhungen in Teilbeträgen sind gestattet.	capital at any time, including in connection with an intended takeover, until June ~~30~~1, 202~~4~~8, by a maximum amount of CHF ~~157,218.00~~1,684,794.75 by issuing a maximum of ~~3,144,360~~33,695,895 fully paid in registered shares with a par value of CHF 0.05 each. Increases in partial amounts shall be permissible.

[2] Zeichnung und Erwerb der neuen Aktien sowie jede nachfolgende Übertragung der Aktien unterliegen den Beschränkungen von Artikel 5 dieser Statuten.	[2] The subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 5 of these articles of association.

[3] Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital, durch Sacheinlage oder durch Verrechnung), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank, ein Bankenkonsortium oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben sind oder nicht gültig ausgeübt werden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.	[3] The Board of Directors shall determine the issue price, the type of contribution (including by conversion of freely disposable equity, by a contribution in kind or by way of set-off), the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offering of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading in pre-emptive rights. It may permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.

[4] Der Verwaltungsrat ist ferner ermächtigt, das Bezugsrecht der bisherigen Aktionäre aufzuheben oder zu beschränken und Dritten, der Gesellschaft oder einer ihrer Konzerngesellschaften zuzuweisen:	[4] The Board of Directors is further authorized to withdraw or limit the pre-emptive rights of the existing shareholders and allocate such rights to third parties, the Company or any of its group companies:

(a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder	(a) if the issue price of the new shares is determined by reference to the market price; or

(b) für die Beschaffung von Kapital auf eine schnelle und flexible Weise, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht oder nur schwer, mit Verzögerungen oder zu wesentlich schlechteren Bedingungen möglich wäre; oder	(b) for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of the existing shareholders; or

(c) für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen, den Erwerb von Produkten, Immaterialgütern oder Lizenzen durch oder Investitionsvorhaben der Gesellschaft oder einer ihrer Konzerngesellschaften oder für die Finanzierung oder Refinanzierung solcher Transaktionen durch eine Aktienplatzierung; oder	(c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

(d) zum Zwecke der Erweiterung des Aktionärskreises der Gesellschaft in bestimmten geographischen, Finanz- oder Investoren-Märkten, zur Beteiligung von strategischen Partnern oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder	(d) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(e) für die Einräumung einer Mehrzuteilungsoption (Greenshoe) oder einer Option zur Zeichnung von zusätzlichen Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder	(e) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(f) für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitgliedern der Geschäftsleitung, Arbeitnehmern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Konzerngesellschaften Leistungen erbringen; oder	(f) for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies; or

(g) wenn ein Aktionär oder eine Gruppe von in gemeinsamer Absprache handelnden Aktionären mehr als 18% des im Handelsregister eingetragenen Aktienkapitals der Gesellschaft auf sich vereinigt hat, ohne allen übrigen Aktionären ein vom Verwaltungsrat empfohlenes Übernahmeangebot unterbreitet zu haben; oder	(g) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors; or

(h) zur Abwehr eines unterbreiteten, angedrohten oder potentiellen Übernahmeangebotes, welches der Verwaltungsrat, nach Konsultation mit einem von ihm beigezogenen unabhängigen Finanzberater, den Aktionären nicht zur Annahme empfohlen hat bzw. nicht empfehlen wird, weil der Verwaltungsrat das Übernahmeangebot in finanzieller Hinsicht gegenüber den Aktionären nicht als fair oder nicht als im Interesse der Gesellschaft liegend beurteilt.	(h) for the defense of an actual, threatened or potential takeover offer that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover offer to be financially fair to the shareholders or to be in the Company’s interest.

Explanation by the Board of Directors

Under the new Swiss corporate law, which entered into force on January 1, 2023, the previously available “authorized share capital” has been replaced with the so-called “capital range”. As the former authorized share capital, the proposed capital range gives the Company the necessary flexibility to raise capital on the financial markets without having to convene another General Meeting, in order to support the Company’s growth plan and to be able to fund the Company’s research and clinical development programs and other strategic projects. Further information on the new Swiss corporate law can be found in section 1.1 of the annex to this invitation to the 2023 Annual General Meeting.

The proposed introduction of a capital range is subject to a qualified majority of two thirds of the votes of the shares represented at the General Meeting.

10. Increase of the Conditional Share Capital for Participation Programs

The Board of Directors proposes (i) that the Company’s conditional share capital for participation programs be increased by CHF 692,576.75 to the maximum amount of CHF 1,233,908.75, allowing the issuance of up to 24,678,175 registered shares with a par value of CHF 0.05 each, and, accordingly, to amend article 3b (Conditional Share Capital for Participation Programs), paragraph 1, of the Articles of Association and (ii) to introduce a new paragraph 4 to article 3b of the Articles of Association as follows (amendments are underlined):

[1] Das Aktienkapital kann sich durch Ausgabe von höchstens 24’678’175 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.05 um höchstens CHF 1’233’908.75 erhöhen durch Ausgabe von Rechten auf den Bezug neuer Aktien im Sinne von Artikel 653 Abs. 1 OR an Mitglieder des Verwaltungsrates, Mitglieder der Geschäftsleitung oder Arbeitnehmer, Beauftragte oder Berater der Gesellschaft und ihrer Konzerngesellschaften oder andere Personen, welche Dienstleistungen für die Gesellschaft oder ihre Konzerngesellschaften erbringen.	[1] The share capital may be increased in an amount not to exceed CHF 1,233,908.75 through the issuance of up to 24,678,175 fully paid in registered shares with a par value of CHF 0.05 per share through the issuance of rights to subscribe for new shares within the meaning of article 653(1) CO to members of the Board of Directors, members of the Executive Committee or employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

[4] Die Erklärung über den Erwerb von Aktien gestützt auf diesen Artikel 3b hat auf diesen Artikel 3b hinzuweisen und in einer Form, die den Nachweis durch Text ermöglicht, zu erfolgen. Ein Verzicht auf ein Recht auf Erwerb von Aktien gestützt auf diesen Artikel 3b kann auch formlos oder durch Zeitablauf erfolgen; das gilt auch für den Verzicht auf die Ausübung und den Verfall dieses Rechts.	[4] The declaration of acquisition of the shares based on this Article 3b shall refer to this Article 3b and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 3b may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right.

Paragraphs 2 and 3 of article 3b of the Articles of Association remain unchanged.

Explanation by the Board of Directors

The increase of the conditional share capital for participation programs will allow future equity grants to employees, directors and consultants to cover the projected mid-term needs. While in order to limit dilution of shareholders, the Company aims to net settle any exercised options or to use shares purchased on the market therefor, from an accounting perspective, it is important for the Company that all options that are outstanding or will be granted in the mid-term are fully covered by conditional share capital. The proposed addition of para. 4 addresses a new requirement under the revised Swiss corporate law.

This proposed amendment is subject to a qualified majority of two thirds of the votes of the shares represented at the General Meeting.

11. Amendments to the Articles of Association

Explanation by the Board of Directors

On June 19, 2020, the Swiss Parliament adopted a revision of the Swiss corporate law, which entered into force on January 1, 2023, subject to certain transitional provisions. Pursuant to the new corporate law, Swiss corporations are obliged to revise their corporate documents to comply with the new corporate law by the end of 2024.

The proposed amendments to our Articles of Association and the explanations thereto can be found in the annex to this invitation to the 2023 Annual General Meeting.

11.1	Share Certificates and Intermediated Securities, Share Register, Restrictions on Registration, Nominees

The Board of Directors proposes to amend articles 4 and 5 of the Articles of Association according to section 2.1 of the annex to this invitation to the 2023 Annual General Meeting.

11.2	Shareholder Rights, General Meeting of Shareholders, Notices and Communications

The Board of Directors proposes to amend articles 7, 8, 9, 10, 13, 24 and 34 of the Articles of Association according to section 2.2 of the annex to this invitation to the 2023 Annual General Meeting.

11.3	Board of Directors, Compensation of the Executive Committee, Mandates Outside the Company

The Board of Directors proposes to amend articles 18, 19, 26, 27 and 29 of the Articles of Association according to section 2.3 of the annex to this invitation to the 2023 Annual General Meeting.

11.4	Jurisdiction Clause

The Board of Directors proposes to introduce a new article 35 to the Articles of Association according to section 2.4 of the annex to this invitation to the 2023 Annual General Meeting.

Organizational Information

1.	Admission to the 2023 Annual General Meeting

Shareholders entered in the Company’s share register with the right to vote as per the Record Date (as defined below) will be entitled to participate in the 2023 Annual General Meeting. Shareholders wishing to attend the 2023 Annual General Meeting in person must present proof of ownership and appropriate identification at the General Meeting. Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) intending to participate and vote their shares in person at the 2023 Annual General Meeting must check the appropriate box and download their admission ticket on the Computershare portal using their access information provided in the Notice (as defined below). Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) who wish to attend and vote their shares in person at the 2023 Annual General Meeting must obtain a valid legal proxy from their bank or broker following their instructions.

Please note that shareholders do not need to attend the 2023 Annual General Meeting in person to cast their vote and that they may be represented by (i) the independent proxy, Buis Bürgi AG, Mühlebachstrasse 8, 8008 Zurich, Switzerland (see 4. Instructions below) or (ii) their proxy, who does not need to be a shareholder, by completing and signing a proxy form. Such proxy form can be downloaded on the Computershare portal alongside the admission ticket. The proxy must present an original of the signed proxy form at the General Meeting together with the admission ticket, proof of ownership and appropriate identification.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register of the Company maintained by our share registrar and transfer agent, Computershare Trust Company N.A. (Computershare), as of May 2, 2023, at 10:00 p.m. CEST / 4:00 p.m. EDT (the Record Date), will be entitled to vote at the 2023 Annual General Meeting. Shareholders who sell their shares prior to the 2023 Annual General Meeting will not be able to vote those shares at the 2023 Annual General Meeting. Shareholders who purchase shares between the Record Date and the completion of the 2023 Annual General Meeting will not be able to vote those shares at the 2023 Annual General Meeting.

Our Articles of Association provide that no person or entity shall be registered in our share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the commercial register. This restriction shall also apply to persons or entities who hold or acquire some or all of their shares through nominees. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with other parties) voting rights with respect to more than 18% of the share capital recorded in the commercial register, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 18% limit. Shareholders who had been registered with, and / or had been allocated, directly or through a nominee, more than 18% of the share capital registered in the commercial register prior to our initial public offering remained or were registered with voting rights for such shares.

No shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked as well as individuals or legal entities and partnerships who act in concert or otherwise act in a coordinated manner shall be treated as one single person. This voting rights limitation shall not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our Articles of Association and they are still in compliance with these provisions. Any shareholder who returns a proxy card or votes electronically thereby confirms that is does not exceed the aforementioned 18% thresholds, to the extent such thresholds apply to it.

These restrictions on registration or voting do not impact the trading of shares before, during or after the 2023 Annual General Meeting.

3.	Annual General Meeting Notice and Voting Materials

Holders of Record will receive the 2023 Annual General Meeting notice (the Notice) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may give voting instructions and authorization to the independent proxy electronically, as well as information on voting by mail.

Street Name Holders are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give voting instructions and authorizations to the independent proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this invitation to the 2023 Annual General Meeting and a proxy card as indicated in the Notice. This invitation to the 2023 Annual General Meeting can also be accessed at www.edocumentview.com/VECT.

4.	Voting Instructions

Voting rights can be exercised through a proxy, who does not need to be a shareholder, or the independent proxy, Buis Bürgi AG, Mühlebachstrasse 8, 8008 Zurich, Switzerland. Shareholders may give a proxy and voting instructions to the independent proxy via Computershare or, if applicable, the portal designated by their broker or bank, prior to the 2023 Annual General Meeting.

The independent proxy will be present at the 2023 Annual General Meeting in order to vote on behalf of the shareholders from whom Computershare has received a valid proxy and voting instructions. Holders of Record who have timely submitted their proxy but have not specifically indicated how to vote their shares instruct the independent proxy to vote in accordance with the recommendations of the Company’s Board of Directors with regard to the agenda items and proposals listed in this invitation to the 2023 Annual General Meeting. If any modifications to the agenda items or the proposals identified in this invitation to the 2023 Annual General Meeting, or other matters on which voting is permissible under Swiss law, are properly presented at the 2023 Annual General Meeting for consideration, the Holders of Record and the Street Name Holders instruct the independent proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Company’s Board of Directors.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give a proxy and voting instructions to the independent proxy electronically through the Computershare portal with the individual shareholder control number (QR Code). To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give a proxy and voting instructions to the independent proxy through Computershare by mail, using the proxy card. Holders of Record may order a copy of this invitation to the 2023 Annual General Meeting and a proxy card as indicated in the Notice. Holders of Record should send their completed and signed proxy card to Computershare at one of the following addresses:

By Mail:	By Overnight Delivery:
Computershare Investor Services	Computershare Investor Services
P.O. Box 43078	150 Royall St., Suite 101
Providence, RI 02940-3078	Canton, MA 02021
United States of America	United States of America

Electronic voting instructions and proxy cards must be received by Computershare no later than May 31, 2023, at 5:59 a.m. CEST / May 30, 2023, at 11:59 p.m. EDT. Shareholders who voted electronically or by mail in advance are not permitted to cast their votes at the 2023 Annual General Meeting in person, but can attend the 2023 Annual General Meeting as guests. Should Computershare receive voting instructions from the same shareholder both electronically and by mail, the instructions last received will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions that are set in the instructions of their broker or bank or its designated agent.

5.	Record of Resolutions

A record of the resolutions taken by the 2023 Annual General Meeting will be available after the 2023 Annual General Meeting on the Company’s website at ir.vectivbio.com/events-and-presentations.

6.	Annual Report

The Annual Report for the financial year 2022 on Form 20-F (including the 2022 Consolidated Financial Statements and the corresponding report of the Auditors), the 2022 Statutory Financial Statements, the 2022 Compensation Report and the corresponding reports of the Auditors published on Form 6-K on April 19, 2023 are available electronically on the Company’s website at https://ir.vectivbio.com/financial-information/sec-filings.

Contact Address

VectivBio Holding AG

Aeschenvorstadt 36

4051 Basel

Switzerland

Investor Relations:

Patrick Malloy

+41 61 551 30 36

ir@vectivbio.com

http://www.vectivbio.com

Basel, May 10, 2023

VectivBio Holding AG

For the Board of Directors

Thomas Woiwode
Chairman of the Board of Directors

Annex – Proposed Amendments to the Articles of Association (Agenda Item 11)

1.	Overview

1.1	Introductory Remarks

On June 19, 2020, the Swiss Parliament adopted a revision of the Swiss corporate law (“Corporate Law Reform”), which entered into force on January 1, 2023, subject to certain transitional provisions. The Corporate Law Reform primarily aims at modernizing Swiss corporate law, strengthening shareholder rights and integrating the provisions of the Ordinance against Excessive Compensation in Listed Companies, which entered into force on January 1, 2014, in the Swiss Code of Obligations.

The new Swiss corporate law provides for a transitional period of two years during which corporations have to amend their Articles of Association and other regulations to reflect the changes in the law. Accordingly, the Board of Directors proposes to the shareholders to revise the Articles of Association at this General Meeting.

The proposed amendments to the Articles of Association are grouped by thematic categories and submitted to the General Meeting for approval under four separate agenda items. References in this overview are to the proposed revised Articles of Association. In case of discrepancies between the English and the German version of the Articles of Association, the German version shall prevail.

1.2	Share Certificates and Intermediated Securities, Share Register, Restrictions on Registration, Nominees

The proposed amendments to the Articles of Association are clarifications resulting from recent case law (article 4 para. 2) or prevailing practice (article 5 para. 1).

1.3	Shareholder Rights, General Meeting of Shareholders, Notices and Communications

The Corporate Law Reform expands the powers of the General Meeting. The Board of Directors proposes to update article 7 of the Articles of Association accordingly.

The revised corporate law further strengthens the rights of shareholders by lowering the threshold for the right to request an Extraordinary General Meeting from 10% to 5% of the share capital or votes. The Board of Directors proposes to reflect this change in article 8 para. 2 lit. c of the Articles of Association.

The proposed changes to articles 9 and 10 of the Articles of Association reflect the new corporate law and new possible forms of communication (article 9 para. 3), new requirements in connection with the invitation to a General Meeting (article 9 para. 4) and the new thresholds for the right to request that an item be included in the agenda of a General Meeting or that a proposal relating to an agenda item be included in the invitation to the General Meeting (article 10 para. 1).

The proposed changes to articles 13 and 24 of the Articles of Association reflect the new corporate law.

The revised law allows corporations to communicate also through electronic means. Accordingly, the Board of Directors proposes to revise article 34 of the Articles of Association to allow the Company to make use of the new flexibility when appropriate, in particular with regard to the use of electronic means.

1.4	Board of Directors, Compensation of the Executive Committee, Mandates Outside the Company

The proposed changes to articles 18, 19, 26, 27 and 29 of the Articles of Association reflect the new corporate law.

1.5	Jurisdiction Clause

The proposed introduction of a new article 35 to our Articles of Association is aimed at improving the legal certainty regarding the place of jurisdiction for any disputes arising out of or in connection with the corporate relationship, in particular in an international context. Further, the jurisdiction clause reflects the applicable rules under Swiss law (including the Swiss Federal Act on Private International Law) and the Lugano Convention and is also in line with the practice of other listed Swiss companies.

2.	Proposed Revised Provisions of the Articles of Association

2.1	Agenda Item 11.1: Share Certificates and Intermediated Securities, Share Register, Restrictions on Registration, Nominees

The Board of Directors proposes to amend articles 4 and 5 of the Articles of Association as shown below:

Artikel 4

(Absatz 1 unverändert)

[2] Ein Aktionär hat keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Namenaktien in eine andere Form. Insbesondere hat der Aktionär keinen Anspruch auf die Verbriefung der Mitgliedschaft in einem Wertpapier. Jeder Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.

Article 4

(Paragraph 1 unchanged)

[2] A shareholder has no right to request a conversion of the registered shares issued in one form into another form. In particular, no shareholder has a right to request that its membership be certified in a security certificate. Each shareholder may, however, at any time request from the Company a written confirmation of the registered shares held by such shareholder, as reflected in the share register.

(Absatz 3 unverändert)

Artikel 5

[1] Die Gesellschaft oder ein von ihr beauftragter Dritter führt für die Namenaktien ein Aktienbuch, in welches die Eigentümer und Nutzniesser mit Name und Vorname (bei juristischen Personen die Firma), Adresse und Staatsangehörigkeit (bei juristischen Personen der Sitz) eingetragen werden. Wechselt eine im Aktienbuch eingetragene Person ihre Kontaktdaten~~Adresse~~, so hat sie dies dem Aktienbuchführer mitzuteilen. Solange dies nicht geschehen ist, gelten alle ~~brieflichen~~ Mitteilungen der Gesellschaft an die im Aktienbuch eingetragenen Personen bzw. Zustellungsbevollmächtigten als rechtsgültig an die bisher im Aktienbuch eingetragenen Kontaktdaten~~Adresse~~ erfolgt.

(Paragraph 3 unchanged)

Article 5

[1] The Company shall maintain, itself or through a third party, a share register for the registered shares that lists the surname and name (the name of the company in case of a legal entity), the address and the nationality (the registered office in case of a legal entity) of the shareholders or usufructuaries. A person registered in the share register shall notify the share registrar of any change in contact information~~address~~. Until such notification has occurred, all ~~written~~ communications from the Company to persons or authorized delivery agents registered in the share register shall be deemed to have ~~validly~~ been validly made if sent to the contact information~~address~~ previously recorded in the share register.

(Übrige Absätze unverändert)	(Remaining paragraphs unchanged)

2.2	Agenda Item 11.2: Shareholder Rights, General Meeting of Shareholders, Notices and Communications

The Board of Directors proposes to amend articles 7, 8, 9, 10, 13, 24 and 34 of the Articles of Association as shown below:

Artikel 7 (Absatz 1 unverändert)	Article 7 (Paragraph 1 unchanged)

[2] Der Generalversammlung stehen folgende unübertragbaren Befugnisse zu:	[2] The General Meeting of Shareholders shall have the following inalienable powers:

(Ziffern 1 bis 5 unverändert)	(Items 1 to 5 unchanged)

6. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der (Zwischen-)Dividende (und die Genehmigung des dafür erforderlichen Zwischenabschlusses), und die Rückzahlung der gesetzlichen Kapitalreserve;	6. the approval of the annual financial statements as well as the resolution on the allocation of profit shown on the balance sheet, in particular the determination of (interim) dividends (and the approval of the interim financial statements required for this purpose), and the repayment of the statutory capital reserves;

(Ziffer 7 unverändert)	(Item 7 unchanged)

8. die Dekotierung der Beteiligungspapiere der Gesellschaft;	8. the delisting of the Company’s equity securities;

9. sofern erforderlich, die Genehmigung des Berichts über nichtfinanzielle Belange nach Artikel 964c OR;	9. if required, the approval of the report on non-financial matters pursuant to article 964c CO;

(Bisherige Ziffern 8 und 9 entsprechend neu nummeriert)	(Existing items 8 and 9 renumbered accordingly)

Artikel 8	Article 8

(Absatz 1 unverändert)	(Paragraph 1 unchanged)

[2] Ausserordentliche Generalversammlungen finden statt, sofern	[2] Extraordinary General Meetings of Shareholders shall be held if

(Buchstaben (a) und (b) unverändert)	(Letters (a) and (b) unchanged)

(c) Aktionäre, die alleine oder zusammen mindestens ~~10~~5% des Aktienkapitals oder der Stimmen vertreten, dies gemeinsam schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, und bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangen. Jeder Einberufungsantrag hat die Anforderungen für Traktandierungsanträge gemäss Artikel 10 Absatz 1 dieser Statuten zu erfüllen.	(c) shareholders who hold, alone or together, shares representing at least ~~10~~5% of the share capital or the votes so request in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates. Each calling request must comply with the requirements for requests for inclusion of an item on the agenda pursuant to Article 10 paragraph 1 of these articles of association.

(Absätze 3 und 4 unverändert)	(Paragraphs 3 and 4 unchanged)

Artikel 9	Article 9

(Absatz 1 unverändert)	(Paragraph 1 unchanged)

[2] Die Einberufung zur Generalversammlung erfolgt durch einmalige Bekanntmachung ~~im Publikationsorgan der Gesellschaft~~ gemäss Artikel 34 dieser Statuten. ~~Eingetragene Aktionäre können überdies in der gemäss Artikel 34 dieser Statuten vorgesehen Form orientiert werden.~~	[2] Notice of the General Meeting of Shareholders shall be given by way of a single announcement ~~in the official means of publication of the Company~~ pursuant to Article 34 of these articles of association. ~~Registered shareholders may in addition be notified in the form pursuant to Article 34 of these articles of association.~~

[3] Mindestens 20 Kalendertage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Vergütungsbericht und, die Revisionsberichte sowie sofern erforderlich der Bericht über die nichtfinanziellen Belange nach Artikel 964c OR den Aktionären elektronisch zugänglich zu machen ~~und sofern gesetzlich erforderlich am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen.~~	[3] The annual report, the compensation report ~~and~~, the Auditors’ reports as well as, if required, the report on non-financial matters pursuant to article 964c CO shall be made available electronically to the shareholders ~~and, if required by law, made available for inspection by the shareholders at the registered office of the Company~~ at least 20 calendar days prior to the Ordinary General Meeting of Shareholders.

[4] Die Einberufung muss Datum, Beginn, Art und Ort der Versammlung, die Verhandlungsgegenstände ~~sowie~~, die Anträge des Verwaltungsrates und des oder der Aktionäre, ~~welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben~~ samt kurzer Begründung sowie der Name und die Adresse des unabhängigen Stimmrechtsvertreters, und bei Wahlgeschäften die Namen der vorgeschlagenen Kandidaten sowie die weiteren gesetzlich erforderlichen Angaben enthalten.	[4] The notice shall specify the date, beginning, mode and venue of the meeting, the items on the agenda as well as the proposals of the Board of Directors and the shareholder(s) ~~who requested that a General Meeting of Shareholders be held or an item be included on the agenda~~with a brief statement of the reasons, and the name and address of the Independent Voting Rights Representative and, in the event of elections, the names of the proposed candidates, and otherwise include the information required by law.

Artikel 10	Article 10

[1] Aktionäre, die alleine oder zusammen ~~entweder Aktien im Nennwert von~~über mindestens ~~CHF 1’000’000 oder in Höhe von mindestens 10~~0.5% des Aktienkapitals ~~vertreten~~oder der Stimmen verfügen, können die Traktandierung eines Verhandlungsgegenstandes oder die Aufnahme eines Antrags zu einem Verhandlungsgegenstand in die Einberufung der Versammlung verlangen. ~~Die Traktandierung muss~~Ein solches Begehren muss der Gesellschaft mindestens 45 Kalendertage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge der Aktionäre ~~anbegehrt werden~~zugehen. Jeder Traktandierungsantrag muss folgendes beinhalten: (i) eine kurze Beschreibung des Traktandums und die Gründe, weshalb dieses an der Versammlung diskutiert werden soll, (ii) die Anträge zum Traktandum, (iii) den Namen und die Adresse des beantragenden Aktionärs, wie diese im Aktienbuch erscheinen, (iv) die Anzahl der Aktien der Gesellschaft, welche dieser Aktionäre wirtschaftlich hält, (v) das Datum, an welchem der Aktionär die Aktien erworben hat, (vi) Dokumente, welche den Anspruch auf die wirtschaftliche Berechtigung belegen, (vii) die wesentlichen Interessen dieses Aktionärs in Bezug auf die Traktandierung, (viii) einer Erklärung zugunsten der Angelegenheit, und (ix) sämtliche weiteren Informationen, welche unter anwendbarem Recht und den anwendbaren Börsenregularien erforderlich sind.	[1] Shareholders who, alone or together, ~~either hold shares with a par value of at least CHF 1,000,000 or~~ represent at least ~~10~~0.5% of the share capital or the votes may request that an item be included on the agenda or that a proposal relating to an agenda item be included in the notice convening the General Meeting of Shareholders. Such request must be ~~made~~received by the Company in writing at least 45 calendar days prior to the General Meeting of Shareholders, specifying the agenda item and the proposals of the shareholders. Each request for inclusion of an item on the agenda shall include (i) a brief description of the agenda item and the reason for which it is to be discussed at the meeting; (ii) the proposals regarding the agenda item; (iii) the name and address, as they appear on the Company’s share register, of the shareholder proposing such business; (iv) the number of shares of the Company which are beneficially owned by such shareholder; (v) the dates upon which the shareholder acquired such shares; (vi) documentary support for any claim of beneficial ownership; (vii) any material interest of such shareholder in including the item in the agenda; (viii) a statement in support of the matter; and (ix) all other information required under applicable law and stock exchange rules.

(Übrige Absätze unverändert)	(Remaining paragraphs unchanged)

Artikel 13	Article 13

[1] Die Generalversammlung beschliesst und wählt mit der ~~absoluten~~ Mehrheit der vertretenen Aktienstimmen, soweit es das Gesetz oder diese Statuten nicht anders bestimmen.	[1] The General Meeting of Shareholders shall pass its resolutions and decide its elections by the ~~absolute~~ majority of the votes represented allocated to the shares, unless required otherwise by law or these articles of association.

[2] Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die ~~absolute~~ Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:	[2] Two thirds of the votes represented and the ~~absolute~~ majority of the par value of shares represented shall be required for the General Meeting of Shareholders to adopt resolutions on the following matters:

(Ziffern 1 bis 3 unverändert)	(Items 1 to 3 unchanged)

4. ~~eine genehmigte oder eine bedingte Kapitalerhöhung~~die Einführung eines bedingten Kapitals oder die Einführung eines Kapitalbands;	4. ~~an authorized or~~the introduction of conditional ~~increase in~~ share capital or the introduction of a capital range;

5. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder ~~zwecks Sachübernahme~~durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;	5. an increase in share capital through the conversion of equity surplus, against contributions in kind or ~~for purposes of an acquisition of assets~~by set-off against a claim, or the granting of special benefits;

(Ziffern 6 und 7 unverändert)	(Items 6 and 7 unchanged)

8. die Zusammenlegung von Aktien;	8. the combination of shares;

9. den Wechsel der Währung des Aktienkapitals;	9. the change of currency of the share capital;

10. die Dekotierung der Beteiligungspapiere der Gesellschaft;	10. the delisting of the Company’s equity securities;

(Bisherige Ziffern 8 bis 10 entsprechend neu nummeriert)	(Existing items 8 to 10 renumbered accordingly)

~~11~~14. die Änderung oder Aufhebung von folgenden Statutenbestimmungen, davon ausgenommen sind redaktionelle Änderungen, die den Inhalt nicht tatsächlich ändern:	~~11~~14. the amendment or repeal of the following provisions of these articles of association, with the exception of editorial amendments that do not effectively change their content:

(i) Artikel 5 Absatz 2–6; (ii) Artikel 12 Absatz 2; (iii) Artikel 13 Absatz 2 Ziffern 3, ~~9~~12 und ~~11~~14; (iii) Artikel 14; und (iv) Artikel 17.	(i) Article 5 paragraphs 2–6; (ii) Article 12 paragraph 2; (iii) Article 13 paragraph 2 nos. 3, ~~9~~12 and ~~11~~14; (iv) Article 14; and (iv) Article 17.

[3] ~~Die~~Der Vorsitzende der Generalversammlung bestimmt, ob Abstimmungen und Wahlen ~~erfolgen offen, es sei denn, dass der Vorsitzende der Generalversammlung eine schriftliche oder elektronische Abstimmung respektive Wahl anordnet~~elektronisch, offen oder schriftlich erfolgen. Der Vorsitzende der Generalversammlung kann eine Abstimmung oder Wahl jederzeit wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen; in diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.	[3] ~~Resolutions and elections shall be decided by open ballot, unless the~~The acting chair of the General Meeting of Shareholders ~~resolves that a secret ballot be held or that it be voted by electronic means~~shall determine whether resolutions and elections are to be decided electronically, by open ballot or in writing. The acting chair of the General Meeting of Shareholders may at any time order that a resolution or election be repeated if he or she considers the vote to be in doubt. The resolution or election previously held shall then be deemed not to have taken place.

Artikel 24	Article 24

[1] Die Generalversammlung wählt die Revisionsstelle für eine Amtsdauer ~~bis zum Abschluss der nächsten ordentlichen~~eines Geschäftsjahrs. Ihre Amtszeit endet mit der Genehmigung der Jahresrechnung für das betreffende Geschäftsjahr durch die Generalversammlung. Wiederwahl ist möglich.	[1] The General Meeting of Shareholders shall elect the Auditors for a term of office ~~until the completion of the next Ordinary~~of one financial year. Their term of office ends with the approval of the annual financial statements of the respective financial year by the General Meeting of Shareholders. Re-election is possible.

(Übrige Absätze unverändert)	(Remaining paragraphs unchanged)

	Abschnitt 9 Publikationsorgan, Mitteilungen~~, Bekanntmachungen~~		Section 9 ~~Notices, Communications~~Means of Publication, Notifications

	Artikel 34		Article 34

Publikationsorgan, Mitteilungen~~, Bekanntmachungen~~	(Absätze 1 und 2 unverändert)	~~Notices, Communications~~ Means of Publication, Notifications	(Paragraphs 1 and 2 unchanged)

[3] ~~Soweit das Gesetz nicht zwingend eine persönliche Mitteilung verlangt, erfolgen sämtliche~~ Mitteilungen der Gesellschaft an die Aktionäre können nach Wahl des Verwaltungsrates gültig durch Publikation im Schweizerischen Handelsamtsblatt oder einer Form, die den Nachweis durch Text ermöglicht, erfolgen~~Schriftliche Mitteilungen der Gesellschaft an Aktionäre erfolgen durch gewöhnlichen Brief an die im Aktienbuch zuletzt eingetragene Adresse des Aktionärs bzw. Zustellungsbevollmächtigten. Sofern weder diese Statuten noch das Gesetz zwingend eine schriftliche Mitteilung vorschreiben, kann die Gesellschaft Mitteilungen auch an die letzte der Gesellschaft bekanntgegeben E-Mail-Adresse des Aktionärs bzw.~~

~~Zustellungsbevollmächtigten, über das Bankensystem, elektronisch, durch Publikation im Schweizerischen Handelsamtsblatt oder auf der Webseite der Gesellschaft oder in anderer Form zustellen. Zur Einhaltung der Schriftform genügt eine Faksimile oder eine elektronische Kopie der Unterschrift oder eine elektronischer Unterschrift (unabhängig davon, ob sie anerkannt oder akkreditiert ist oder nicht).~~

[3] ~~To the extent that personal notification is not mandated by law, all communications to the shareholders shall be deemed valid if published in the Swiss Official Gazette of Commerce. Written communications by the Company to its shareholders shall be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. If neither these articles of association nor the law mandatorily require a communication to be in written form, the Company can validly send communications to~~Notifications by the Company to the shareholders ~~to the last e-mail address of the shareholder or authorized recipient communicated to the Company, through the banking system, electronically,~~may, at the election of the Board of Directors, be validly given by publication in the Swiss Official Gazette of Commerce or in a form that allows proof by text~~on its website or in any other way. To comply with a written form, a facsimile or electronic copy of a signature or e-signature (irrespective of whether or not it is recognized or accredited) shall be sufficient~~.

2.3	Agenda Item 11.3: Board of Directors, Compensation of the Executive Committee, Mandates Outside the Company

The Board of Directors proposes to amend articles 18, 19, 26, 27 and 29 of the Articles of Association as shown below:

Artikel 18	Article 18

(Absatz 1 unverändert)	(Paragraph 1 unchanged)

[2] Sofern das vom Verwaltungsrat erlassene Organisationsreglement oder ein Beschluss des Verwaltungsrates unter Einhaltung des anwendbaren Präsenzquorums nichts Anderes festlegt, ist zur Beschlussfähigkeit des Verwaltungsrates die Anwesenheit der Mehrheit seiner Mitglieder erforderlich. Kein Präsenzquorum ist erforderlich für die Anpassungs- und Feststellungsbeschlüsse des Verwaltungsrates im Zusammenhang mit ~~Kapitalerhöhungen~~Kapitalveränderungen oder einem Wechsel der Währung des Aktienkapitals.	[2] Unless the organizational regulations adopted by the Board of Directors or a resolution taken by the Board of Directors with the applicable attendance quorum provide otherwise, the Board of Directors shall only have a quorum if the majority of the members of the Board of Directors is present. No attendance quorum shall be required for resolutions of the Board of Directors providing for the amendment and ascertainment of a capital ~~increase~~change or a change in the currency of the share capital.

(Absätze 3 bis 5 unverändert)	(Paragraphs 3 to 5 unchanged)

Artikel 19	Article 19

(Absatz 1 unverändert)	(Paragraph 1 unchanged)

[2] Er hat folgende unübertragbare und unentziehbare Aufgaben:	[2] It shall have the following non-transferable and inalienable duties:

(Ziffern 1 bis 5 unverändert)	(Items 1 to 5 unchanged)

6. die Erstellung des Geschäftsberichtes und, des Vergütungsberichtes und gegebenenfalls des Berichts über nichtfinanzielle Belange nach Artikel 964c OR und anderer gesetzlich vorgeschriebener Berichte;	6. the preparation of the annual report ~~and~~, the compensation report and, if applicable, the report on non-financial matters pursuant to article 964c CO and other reports as required by law, if any;

(Ziffer 7 unverändert)	(Item 7 unchanged)

8. die Beschlussfassung über die ~~Erhöhung~~Veränderung des Aktienkapitals, soweit dies in der Kompetenz des Verwaltungsrates liegt, die Feststellung von ~~Kapitalerhöhungen~~Kapitalveränderungen, die Erstellung des Kapitalerhöhungsberichts und die Vornahme der entsprechenden Statutenänderungen (einschliesslich Löschungen);	8. the adoption of resolutions on the ~~increase~~change of the share capital to the extent that such power is vested in the Board of Directors, the ascertainment of capital ~~increases~~changes, the preparation of the report on the capital increase, and the respective amendments of the articles of association (including deletions);

(Ziffern 9 bis 11 und Absatz 3 unverändert)	(Items 9 to 11 and paragraph 3 unchanged)

Artikel 26	Article 26

Reicht der bereits von der Generalversammlung genehmigte maximale Gesamtbetrag der Vergütung nicht aus für die Vergütung einer oder mehrerer Personen, die nach dem Zeitpunkt der Genehmigung der Vergütung der Geschäftsleitung für die massgebende Vergütungsperiode durch die Generalversammlung Mitglieder der Geschäftsleitung werden ~~oder innerhalb der Geschäftsleitung befördert werden~~, sind die Gesellschaft oder von ihr kontrollierte Unternehmen	If the maximum aggregate amount of compensation already approved by the General Meeting of Shareholders is not sufficient to also cover the compensation of one or more persons who become members of ~~the Executive Committee or are being promoted within~~ the Executive Committee after the General Meeting of Shareholders has approved the compensation of the Executive Committee for the relevant period then the Company or companies controlled by it shall be authorized to pay such

ermächtigt, diesem oder diesen Mitgliedern während der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag auszurichten. Der Zusatzbetrag darf je Vergütungsperiode und je Mitglied 100% des jeweils letzten genehmigten Gesamtbetrages der maximalen Vergütung der Geschäftsleitung nicht übersteigen.	member(s) a supplementary amount during the compensation period(s) already approved. The supplementary amount per each compensation period and per each member shall not exceed 100% of the aggregate amount of maximum compensation of the Executive Committee last approved.

Artikel 27	Article 27

(Absätze 1 bis 3 unverändert)	(Paragraphs 1 to 3 unchanged)

[4] Die Vergütung kann in der Form von Geld, Aktien, Optionen oder anderen Aktien basierten Instrumenten oder Anteilen oder Sach- oder Dienstleistungen ausgerichtet werden; die Vergütung an exekutive Mitglieder des Verwaltungsrates und Mitglieder der Geschäftsleitung kann zudem in der Form von Optionen, vergleichbaren Instrumenten oder Einheiten gewährt werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legt Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen und/oder allfällige Sperrfristen und Verfallsbedingungen fest. Sie können insbesondere vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsverhältnisses Vesting-Bedingungen, Ausübungsbedingungen und -fristen, Sperrfristen und Verfallsbedingungen weiter gelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Aktien auf dem Markt erwerben, den eigenen Aktien entnehmen oder unter Nutzung ihres bedingten ~~oder genehmigten~~ Kapitals oder Kapitalbandes bereitstellen.	[4] Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits; for the executive members of the Board of Directors and the members of the Executive Committee, compensation may in addition be granted in the form of options or comparable instruments or units. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine grant, vesting, exercise, restriction and/or forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional ~~or authorized~~ share capital or the capital range.

(Absatz 5 unverändert)	(Paragraph 5 unchanged)

Artikel 29	Article 29

(Absätze 1 und 2 unverändert)	(Paragraphs 1 and 2 unchanged)

[3] Die folgenden Mandate fallen nicht unter dies Beschränkungen gemäss Absatz 1 und 2 dieses Artikels 29:	[3] The following mandates shall not be subject to the limitations set forth in paragraphs 1 and 2 of this Article 29:

(Buchstaben (a) und (b) unverändert)	(Letters (a) and (b) unchanged)

(c) Mandate in Vereinen und Verbänden, ~~gemeinnützigen Organisationen,~~ Stiftungen, Trusts, Personalfürsorgestiftungen, Bildungseinrichtungen,	(c) mandates in associations, ~~non-profit organizations,~~ foundations, trusts, employee welfare foundations, educational institutions, and similar

und ähnlichen Organisationen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als zehn (10) solche Mandate wahrnehmen.	organizations. No member of the Board of Directors or of the Executive Committee shall hold more than ten (10) such mandates.

(Absatz 4 unverändert)	(Paragraph 4 unchanged)

2.4	Agenda Item 11.4: Jurisdiction Clause

The Board of Directors proposes to introduce a new article 35 to our Articles of Association as shown below:

	Abschnitt 10		Section 10
	Gerichtsstand		Place of Jurisdiction

	Artikel 35		Article 35

Gerichtsstand	[1] Ausschliesslicher Gerichtsstand für sämtliche aus oder im Zusammenhang mit dem Gesellschaftsverhältnis entstehenden Streitigkeiten (einschliesslich Streitigkeiten zwischen einzelnen Aktionären und der Gesellschaft oder ihren Organen, zwischen der Gesellschaft und ihren Organen oder zwischen Organen) ist der Sitz der Gesellschaft.	Place of Jurisdiction	[1] The exclusive place of jurisdiction for any disputes arising under, out of or in connection with or related to the corporate relationship (including disputes between individual shareholders and the Company or its corporate bodies, between the Company and its corporate bodies or between the corporate bodies themselves) shall be at the registered office of the Company.

	[2] Unbeschadet von Absatz 1 dieses Artikels 35 hiervor kann die Gesellschaft ihre Organe und Aktionäre auch an deren ordentlichen Gerichtsstand belangen.		[2] Notwithstanding paragraph 1 of this Article 35, the Company may also sue its corporate bodies and shareholders at their ordinary place of jurisdiction.

Existing sections 10 to 12 and existing articles 35 to 37 of the Articles of Association shall be renumbered accordingly.